960 South Broadway, Suite 120
Hicksville, NY 11801

August 26, 2021

VIA EDGAR

Cara Wirth and Charlie Guidry

Division of Corporation Finance

Office of Trade & Services

Re:	Can B Corp
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed August 24, 2021
File No. 024-11233
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. Wirth and Ms. Guidry:

Can B Corp. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A POS (File No. 024-11233), filed on August 24, 2021 (the “Offering Statement”), so that it may become qualified before 4:00 p.m. Eastern Time on August 27, 2021, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Arden Anderson, of Austin Legal Group, APC, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (619) 924-9600. We also respectfully request that a copy of the written order from the Commission verifying the qualifying time and date of such Offering Statement be sent to Ms. Anderson via facsimile at (619) 881-0045.

Best Regards,
Can B Corp.

/s/ Marco Alfonsi
Marco Alfonsi
Chief Executive Officer